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                                                                      Exhibit 99

                    EDITED VERSION OF REMARKS DELIVERED BY
                  MR. WILLIAM A. OSBORN AT THE ANNUAL MEETING
                       OF STOCKHOLDERS OF NORTHERN TRUST
                        CORPORATION HELD APRIL 17, 2001



FORWARD-LOOKING STATEMENTS

My remarks today may include some forward-looking statements, such as statements that relate to our financial goals, new business results and outlook, expansion plans and credit quality. Of course, actual results could differ materially from those indicated by my remarks. I encourage you to read our 2000 Annual Report and our periodic reports to the Securities Exchange Commission for additional information that could affect actual results.

OVERVIEW

2000 was the thirteenth consecutive year of record earnings for Northern Trust. Net income of $485 million was 20% ahead of 1999. Since 1996, the compound annual growth rate in net income is an outstanding 17%. This performance has been the result of strong revenue growth, which has grown at 16% annually since 1996, combined with controlled expenses, which have grown 15% annually since 1996.

I'm pleased to tell you that we met or exceeded each of our strategic financial targets in 2000. For the year, return on average common equity was 22.1% and was above our 18%-20% target range for the fourth consecutive year. Earnings per share growth during 2000 was 20%, double our goal of a minimum 10% growth. After two years at 159%, our productivity ratio in 2000 reached an all-time high of 160%, meeting our strategic target.

Total trust assets at year-end were $1.7 trillion and since 1996 have grown at a compound annual rate of 21%. Managed assets have grown at a 27% rate during this period. During 2000, managed assets grew 13% to $338 billion, again making Northern Trust one of the nation's largest asset management firms.

The growth of trust assets is key to the continued success of our Personal Financial Services and Corporate & Institutional businesses. You should know that this growth is primarily from gaining more business from our existing clients and from winning new clients.

New business momentum continued in 2000. Since 1996, new business has grown at a compound annual rate of 26%. These figures represent new trust business sold-stated in terms of annualized fees - less lost or repriced business.

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For 2000, the $168 million in net new business was equivalent to 14% of our total trust fees for the year.

Fueled by the excellent new business results, trust fees during 2000 grew 23% to $1.2 billion. Trust fees are the largest component of our revenues, representing 56% of total revenues. Both our personal and corporate & institutional businesses contributed to this growth. Our trust fees in 2000 were more than double the total trust fees in 1996, and for the first time exceeded $1 billion. During this period, our trust fees have grown at a compound annual rate of 19%.

PERSONAL FINANCIAL SERVICES

Now, let me briefly review our two client-focused businesses.

In our Personal Financial Services business, our mission is to be the premier provider of financial solutions to our targeted market through a wide array of trust, investment and banking services. In PFS we administered $169 billion of trust assets and we had investment discretion for $98 billion of those assets. During 2000, PFS trust fees grew 25% to $613 million.

Our PFS network now has 82 offices in 12 states, giving us a one-of-a-kind distribution capability for personal trust and private banking services. We currently serve 175,000 households. From our 82 offices, we are in close proximity to approximately 28% of the millionaire population, which we define as households with $1 million or more of investable assets. Over the next 5 years, the U.S. population is expected to grow at 1% annually. In contrast, this affluent segment is expected to grow at eight times the rate of the general population.

In addition, the intergenerational wealth transfer that is and will continue to take place over the next 20 plus years is a huge factor for our PFS business, due to the resulting increase in the demand for estate planning, asset management and advisory services.

We see plenty of growth opportunities in PFS. First, we continue to fill in our existing states and markets with additional locations. There are still many untapped areas near our current markets where, in many cases, we already have strong brand recognition. During 2000, we opened 4 offices in our existing states: Sun Lakes and North Scottsdale in Arizona, and Austin, Texas and Grosse Pointe, Michigan. Just last week, we opened our 26th office in the state of Florida in Weston, which is west of Fort Lauderdale. In addition, our plans for 2001, so far, also include offices in Los Altos, California and Belleair Bluffs, Florida.

Growth opportunities will also come from our continued entry into new markets. As we announced in 1997, when we had offices located in five states, it is our goal to enter at least one new state per year and to reach 100 offices by the end of 2003. In fact, we have entered seven new states since 1997. Last year we entered three new states, opening offices in St. Louis, Missouri, Las Vegas,

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Nevada and Milwaukee, Wisconsin. We continue to look opportunistically at all markets that we want to enter.

While our traditional marketing strategies have proven highly successful, the nature of wealth accumulation is changing, and we are changing along with it. We are expanding our product offerings to include hedge funds, private equity funds and single stock risk management to meet the evolving needs of our clients.

We are also reaching clients through more non-traditional channels. One example is our unique referral agreement with the Northwestern Mutual Life Insurance Company in which they refer their clients with over $3 million in assets to us for active management. Another important source of clients is 401k participants. We currently service 2.25 million participants through our Northern Trust Retirement Consulting subsidiary in Atlanta. We continue to expand the availability of our mutual fund family for individuals - the Northern Funds - through more third party distributors, and our recent investment in myCFO has given us another non-traditional channel to reach new clients.

CORPORATE & INSTITUTIONAL SERVICES

Northern's Corporate & Institutional Services business accounts for the other half of our revenues and profits. In C&IS, we provide trust, custody, investment management, retirement, banking and treasury management services to corporations and institutions around the world. At year-end, total assets under administration in C&IS were $1.5 trillion of which $240 billion were under management. These assets include pension funds, institutional funds such as foundations and endowments, governmental entities and a niche group of fund managers.

Included in these assets are $385 billion in Global Custody assets in 90 markets worldwide. These are essentially the cross-border assets of our clients. Global Custody assets have been growing at a rate of 35% per year since 1995. Northern was recently voted `Custodian of the Year' for the second year running by `Professional Pensions' - one of the UK's leading industry publications.

In a recent trust/custody satisfaction survey done in C&IS, 93% of our clients said Northern has met or exceeded their expectations and 92% of C&IS clients said they would be willing to recommend us to others.

Our International and Global Funds Services segment is the fastest growing area of C&IS. We currently serve clients from 37 countries around the world. New business is clearly the engine for growth in this segment. In 2000, we brought in 67 new clients, 28 of whom had assets in excess of a half of billion dollars.

Another fast growing area of C&IS is our Northern Trust Retirement Consulting subsidiary, which benefits from the growth in defined contribution plans. As of year-end, we serviced 2.25 million participants from 250 different retirement

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plans, and in January of this year we rolled out the latest version of
Retirement Passport/sm/, our web-based participant servicing platform.

NORTHERN TRUST GLOBAL INVESTMENTS

Our investment organization, Northern Trust Global Investments, is a global, multi-asset class investment manager. NTGI combines portfolio management, research, client servicing, marketing and product management activities allowing us to leverage these capabilities across both our personal and corporate client bases.

As of the end of 2000, we managed $338 billion in assets, which ranked us as the 14th largest US Money Manager and the 5th largest manager of tax-exempt assets. In 1999, Northern was ranked 2nd in new investment management business from institutions and our new business results were even higher during 2000. Northern is also the 7th largest index manager with about $70 billion under management at year-end.

Between our two mutual fund families, Northern Funds and Northern Institutional Funds, we managed $37.7 billion in assets, which placed us as the third largest bank-sponsored mutual fund organization. We offer a total of 51 funds, many of which have been awarded top rankings from Morningstar and Lipper Analytical Services.

We continue to expand our capabilities at NTGI. During 2000 we established NTGI Europe and hired an international equity portfolio management team in London. We added a value style capability with our purchase of Carl Domino & Associates and launched our first value mutual fund in August. We're also adding alternative asset classes such as hedge funds and private equity funds by utilizing our manager of managers program expertise.

TECHNOLOGY

At Northern, we are committed to being a leader in technology. Our Worldwide Operations & Technology business unit supports both PFS and C&IS. A single technology platform allows us to manage costs and leverage efficiencies across business lines. To maintain a leadership position in a rapidly changing, technology-driven environment, Northern has spent $700 million on technology over the last three years. We expect to commit an additional $1 billion to technology over the next three years. This continuing investment in technology has allowed us not only be a competitive provider, but to anticipate client needs with industry-leading products and services.

Last month we rolled out our new corporate website with an improved look, feel, and navigation. Just last week, a new version of Private Passport/sm/, our online platform for individuals, was introduced which added online brokerage capabilities. Private Passport/sm/ is used by 13% of our personal clients. On the C&IS side, through Northern Trust Passport(R), over 1,000 clients, fund managers

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and foreign exchange traders around the world interact with us through our industry leading capability.

We also continue to work with the industry in preparation for the U.S. move to trade date plus one (T+1) settlement, which will reduce the time allowed to settle trades from the current three days to one. This is currently scheduled to take effect in 2004 and will require significant improvement in straight through processing throughout our industry.

FIRST QUARTER RESULTS

Now let's review the First Quarter 2001 results. We were pleased to report yesterday another quarter of record earnings of $127.2 million or $.55 per share. In spite of the softening in the general economy and the significant decline in the equity markets, we reported record revenues, which increased 7% from a year ago. Trust fees also grew 7%, with the benefit of new business offset in part by the impact of lower equity markets. In response to the current environment, we aggressively managed our business resulting in expense growth of only 5%.

We exceeded each of our three strategic financial goals during the quarter. Earnings per share growth was 12% versus our goal of a 10% minimum. Return on Average Common Equity was 21.5% versus our goal of 18%-20%. The productivity ratio was 161% versus our goal of 160%.

We need to put this performance in context with the environment we are in. We have a slowing economy and the equity markets are down considerably from their prior levels - the S&P 500 was down 12% during the quarter and 23% from a year ago. We have taken steps, starting last year and continuing now, to manage through this period by tightly controlling our expense growth and investing only in areas we feel are important for the long term. We also recognize this is a tough period for our clients and we are attempting to further our communications to them during this difficult period.

We feel very strongly that our long term strategy, positioning and opportunities for growth remain very positive.

STOCK PERFORMANCE

Despite the recent performances in the equity market, the long-term track record of Northern Trust common stock has been outstanding. For the period beginning at the end of 1995 through the end of last month, the compound annual growth rate of Northern Trust common stock was 33%. This compares very well to 16% for the Keefe Bruyette & Woods 50 Bank Index, and 13% for the S&P 500. I know some of you are disappointed that we've had some drop in the stock, but on a relative basis over the long-term it has performed quite well. I can tell you that the management team has also been disappointed.

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In closing, I would like to thank our employees worldwide for their hard work and dedication. I want to especially thank them for their outstanding response to the more challenging environment we are in. I want to thank our clients for their confidence and trust in placing their business with Northern. I would also like to thank our Board of Directors for their advice, counsel, and support.

We continue to be very optimistic about the future of your company.

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Mr. Osborn's above remarks may be deemed to include forward-looking statements, such as statements that relate to Northern Trust's financial goals, dividend policy, expansion and business development plans, business prospects and positioning with respect to market and pricing trends, new business results and outlook, changes in securities market prices, credit quality, planned capital expenditures and technology spending, and the effect of various matters (including changes in accounting standards and interpretations) on Northern Trust's business and results. Actual results could differ materially from those indicated by these statements. Northern Trust Corporation's 2000 Annual Report to Stockholders, including the section of Management's Discussion and Analysis captioned "Factors Affecting Future Results," and periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results, including certain economic, interest rate, market and credit risks, competitive conditions, Northern Trust's success in executing various parts of its business plans, technology risks, including material systems interruptions or errors, and risks associated with changes in the regulatory framework resulting from enactment of the Gramm-Leach-Bliley Act of 1999 and other regulatory changes and factors. All forward-looking statements included in Mr. Osborn's above remarks are based on information available at the time of the Annual Meeting of Stockholders of Northern Trust Corporation held April 17, 2001, and Northern Trust Corporation assumes no obligation to update any forward-looking statement.

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